Exhibit 99.1

Fuling Global Inc. Releases Open Letter to Investors

ALLENTOWN, PA., Apr. 16, 2019 /PRNewswire/ -- Fuling Global Inc. (NASDAQ: FORK) (“Fuling Global” or the “Company”), a specialized producer and distributor of plastic and paper service ware, with manufacturing facilities in the U.S., Mexico and China, announced today that its Chief Executive Officer, Mr. Xinfu Hu, released an open letter to investors.  The letter is included in its entirety below:

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A Letter to Fuling Global Inc.’s Investors

To our valued investors:

I would like to thank all investors for your continued support of Fuling’s development and your faith in our shared future. I would like to take this opportunity to summarize our achievements since our successful IPO in November 2015, discuss our Mexico factory plan addressing the current international trade environment and our environmental protection solutions.

I. Our achievements

Revenue grew at an annual compound rate of 14.35% to $142.20 million in 2018, up from $83.18 million in 2014. For the four years ending 2018, the company realized a total after-tax profit of $31.79 million.

We invested most of our $20 million IPO proceeds in our new Wenling factory. The total investment of this new factory reached $58.95 million. This included the purchase of land use rights of 32.45 acres (197 mu) of land, the construction of 25 acres of new factory, dormitories and office space, more than 200 new production machines, and 3,670 KW rooftop photovoltaic power system.

In four years, our sales volume doubled from 25 million KG to almost 50 million KG. We have doubled our production capacity, increased total customers from 129 to 151, registered 18 patents, and transitioned our product line to include both plastic and paper products to address and anticipate evolving customer needs.

II. Mexico factory

As an enterprise exporting most of our products to the United States, we face serious challenges from the many changes implemented in trade agreements between China and the United States. After the U.S. announced tariffs on some Chinese products exported to the United States, we decided to establish a factory in Monterey, Mexico, a city near the U.S. - Mexico border to mitigate these trade risks. We chose Mexico for the following reasons:

1. The United States is our largest market. Setting up a factory near the United States instead of in other areas reduces our transportation costs and speeds up product delivery.

2. The recently signed U.S.-Mexico-Canada Free Trade Agreement levies zero tariffs on qualified products.

3. Mexico, with a population of nearly 140 million, is the second most populous country in Latin America. Our Mexican factory may provide a good opportunity for us to enter the Latin American market.

4. More importantly, Mexico provides preferential policies to attract investment, such as the SHELTER method and IMMEX process for import and export. Operating the Mexico factory with our American factory management team will allow us to take advantage of these policies.

At present, we have chosen the production site and leased a building to be built out for the Mexico factory. Production equipment were transported from China has arrived in Mexico. We are in the process of preparing the relevant management, technology and production personnel. The factory is scheduled to start production in June 2019.

This plan will help reduce much of the impact of the China-US trade changes and increase our global market opportunities.

III. Environmental protection actions

As an enterprise specializing in producing disposable serviceware, environmental protection has always been a major consideration in developing and manufacturing our products.

1. Eight years ago, we cooperated with the Institute of Physics and Chemistry of the Chinese Academy of Sciences to set up the first academician workstation in Wenling for research in biodegradable materials. We have obtained various proprietary core technologies and several BPI (“Biodegradable Products Institute”) certificates. Fuling has been a leading force in using biodegradable materials in the industry, and we are optimistic for the long-term future of this part of our industry. Investors should be patient because, at present, usage of such materials constitutes only a few percentage points due to limitations in present demand as discussed below. Most of these materials are plant or starch based which limits the supply and competes with food supply to humans and animals. Because of the similarity to regular plastics, general consumers cannot distinguish between regular plastic and biodegradable materials. As such, consumers don’t currently demand biodegradable materials and, when they receive biodegradables, don’t recycle them as reliably as we might hope. The substantially higher cost of these materials also slows acceptance by the general public. We believe this transition to biodegradable materials will continue but we don’t anticipate that its usage will exceed 20% in the next ten years.

2. We have the license to produce several patented cup caps without using straws. At the same time, we have increased the production of paper straws. We currently produce 5 million paper straws per day, accounting for 20% of our total daily straw output.

3. We are also developing a plastics recycling process. Because of the high cost of plastic recycling for recyclers, the recycling rate of plastic disposables is low. Through a lot of research, we have formed our own environmental protection solutions. Since we are a supplier of several major Quick Service Restaurants (“QSRs”) in the United States, we plan to start proposing these solutions in the fast food industry:

(1) We and other suppliers use polypropylene as the raw materials of the plastic serviceware, so the ultimate plastic waste will be in the same material for the convenience of recycling.

(2) We will provide cleaning and granulation equipment with technical support to garbage recycling companies.

(3) After the plastic waste has been properly treated by these recycling companies, it will be used to produce outdoor furniture and gardening products.

Our solutions will be attractive to our QSR customers by allowing them to recycle their plastic garbage with low cost and help improve their corporate images as well.

Conclusion

Supported with production bases in Wenling, China, Pennsylvania, U.S., and Monterrey, Mexico, a full suite of plastic and paper serviceware products, a diversified global customer base, and highly recognized brand names, we firmly believe that we now have the resources to support strong growth. We will continue to expand the sales and distribution channels, use e-commerce to carry out online and offline synchronous operations, and strengthen our relationships with existing customers while exploring new market opportunities.

On behalf of our Board of Directors and senior management team, I thank you again for your confidence and interest in Fuling Global. You have been a critical factor in our growth. We are confident that we can work together to build a better future. We also ask for your continuing support of our transformation effort, as we reshape our business model and bring profitable returns for you, our shareholders.

Sincerely,

Mr. Xinfu Hu
CEO, Fuling Global Inc.

April 16, 2019

For a copy of this letter and more information about the Company, please visit the Company’s website: http://ir.fulingglobal.com/.

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About Fuling Global Inc.

Fuling Global Inc. (“Fuling Global”) is a specialized producer and distributor of plastic and paper serviceware, with precision manufacturing facilities in both the U.S., Mexico and China. The Company’s plastic and paper serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic products and are used by more than one hundred customers primarily from the U.S. and Europe, including Subway, Wendy’s, Burger King, Taco Bell, KFC (China only), Walmart, and McKesson. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, its ability to protect its intellectual property, and its ability to work with other parties to implement any recycling solutions. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global’s annual report and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:
Gilbert Lee, CFO
Email: mailto:glee@fulingusa.com
Phone: +1-610-366-8070 x1835
Web: http://ir.fulingglobal.com/

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com
Phone: +1-732-910-9692

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